1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 1, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 929

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 929 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares 0-5 Year Investment Grade Corporate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on August 30, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please note that to the extent the Fund will engage in writing credit default swaps, the position of the Staff is that the Fund would need to cover the full notional amount of the swaps.

Response: The Trust has noted the Staff’s positions in this regard and intends to comply with the Staff’s positions to the extent that the Fund engages in writing credit default swaps.

Comment 2: Please confirm whether the Fund will be subject to small- or mid-capitalization companies risks.

Response: The Trust has confirmed that the Fund will not be subject to small- or mid-capitalization companies as principal risk factors and has revised the principal investment strategies disclosure accordingly.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman